One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax:404-881-7777

www.alston.com

March 30, 2011

VIA EDGAR AND OVERNIGHT COURIER

Mr. Todd K. Schiffman

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4462

100 F Street, N.E.

Washington, D.C. 20549

Re:	TMX Finance LLC
TitleMax Finance Corporation
Registration Statement on Form S-4
Filed February 14, 2011
File No. 333-172244 and -01 to -12

Mr. Schiffman:

This letter sets forth on behalf of our clients, TMX Finance LLC, TitleMax Finance Corporation and the other registrants named in the above-referenced Registration Statement (collectively, the “Company”), the responses of the Company to the comments of the Staff on the Registration Statement, as set forth in your letter dated March 11, 2011 to John W. Robinson, III, the President of TMX Finance LLC. For your convenience, the Staff’s comments are set forth in italics below, followed in each case by the Company’s response.

Pursuant to Rule 472, the Company is contemporaneously filing via EDGAR Amendment No. 1 to the Registration Statement principally in response to the Staff’s comments, including a marked version of Amendment No. 1 that shows all changes from the Registration Statement as initially filed. Capitalized terms that are used but not defined in this letter have the respective meanings set forth in Amendment No. 1.

General

1.	Please provide a recent developments section to disclose the results for the fourth quarter of 2010, to the extent that this information is available, together with a discussion of these results.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Mr. Todd K. Schiffman

March 30, 2011

Response. Amendment No. 1 has been updated to include audited financial statements of TMX Finance LLC and affiliates as of and for the fiscal year ended December 31, 2010 and, accordingly, to delete the interim unaudited financial statements as of and for the nine months ended September 30, 2010. See the Index to Consolidated Financial Statements on page F-1. Corresponding updating changes have been made in “Summary—Summary Historical Financial and Operating Data” beginning on page 8, “Ratio of Earnings to Fixed Charges” on page 26, “Selected Financial Data” beginning on page 27 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 29. Additionally, business, operating and statistical data has been updated from September 30, 2010 to December 31, 2010 throughout the prospectus, including in “Summary—The Company” on page 1, “Risk Factors” beginning on page 11, “Business” beginning on page 39, “Certain Relationships and Related Party Transactions” beginning on page 60 and “Description of Certain Other Indebtedness” on page 62.

The Exchange Offer, page 2

2.

We note the disclosure indicating that you will issue new notes or return any old notes not accepted for exchange “as soon as practicable” and “as promptly as practicable,” respectively, after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise your disclosure on pages 2, 69 and throughout the document, as necessary.

Response. The requested revisions have been made on pages 2 and 68 (formerly page 69), and conforming changes have been made to the Letter of Transmittal, Notice of Guaranteed Delivery and Instructions to Registered Holder and/or Book-Entry Transfer Facility Participant from Beneficial Owner at exhibits 99.1, 99.2 and 99.3, respectively. No other disclosure has been identified as requiring revision to address the Staff’s comment.

Risk Factors, page 11

3.

We note in your introductory paragraph the statement that this section describes some, but not all, of the risks of tendering the old notes. Please revise to delete this language. You must disclose all risks that you believe are material at this time. Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.

Response. The last two sentences of the introductory paragraph of “Risk Factors” on page 11 have been deleted. Two unrelated sentences have been added to the end of that paragraph.

Federal and State Regulations, page 47

4.

We note your disclosure on page 49 regarding the Servicemembers Civil Relief Act. If material, please provide disclosure in the MD&A regarding the total amount of loans that have been subject to deferments, modifications, or interest rate reductions as a result of this statute.

Response. The Company has not had material deferments, loan modifications or rate

Mr. Todd K. Schiffman

March 30, 2011

reductions related to the Servicemembers Civil Relief Act. At December 31, 2010, only $136,000 of loans were outstanding with terms modified related to this Act. Accordingly, the Company believes that no further disclosure is necessary.

Executive Compensation, page 53

5.

It appears that the company benchmarks certain elements of compensation, such as base salary, to its peers. Please identify the component companies that make up the compensation peer group and the basis for selecting the peer group. In addition, please describe how the Chief Executive Officer and/or the President used comparative compensation information in determining compensation or compensation ranges for each of the compensation components, as applicable. Please also disclose whether the Chief Executive Officer and/or the President deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

Response. The Company does not benchmark elements of compensation, including base salary, to its peers. As noted under the heading “Specific Compensation Elements—Base Salary” on page 54, the Company considers a number of factors in setting base salary, including market and competitive salary information, and these factors are reviewed on a wholly subjective basis. The Company has not prepared a peer group study and considers market information solely with respect to current compensation practices and trends. In order to avoid any confusion about this point, clarifying changes have been made to this subsection on page 54.

6.	Revise the discussion on page 59 to explain the “internal monthly profit metric” by which the monthly profit bonuses of Messrs. Cole and Bielss are determined.

Response. The internal profit measure is a measure of performance for the specific stores for which the executive is responsible for managing. The measure includes the fee and interest income from the stores, direct costs and allocations of certain overhead. An explanation of this metric has been included in “Executive Compensation—Compensation Discussion and Analysis” on page 58 (formerly page 59). Additionally, as noted in “Executive Compensation—Compensation Discussion and Analysis” on page 53, Mr. Cole left the Company in March 2011.

Certain Relationships and Related Party Transactions

Working Capital Indebtedness, page 61

7.

We note your disclosure stating in May 2010, your sole member made an interim equity infusion of $2.9 million and in June 2010, you made a distribution to your sole member for the same amount. In your consolidated statements of member’s equity and non-controlling interests on page F-4, the equity infusion is not apparent. Please revise to report the equity infusion and distribution as gross in your Statement, or tell us why you believe this is not required.

Response. The Company has revised the consolidated statement of member’s equity and

Mr. Todd K. Schiffman

March 30, 2011

non-controlling interests for the year ended December 31, 2010, found on page F-5, to reflect the $2.9 million contribution and distribution on a gross basis.

The Exchange Offer

Purpose and Effect of the Exchange Offer, page 63

8.

As currently disclosed in the second bullet point of the third paragraph on page 64, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Response. The Company confirms that the exchange offer will remain open through at least midnight on the twentieth business day, and corresponding changes have been made to the front cover page of the prospectus, in “Summary—The Exchange Offer” on page 2, in “The Exchange Offer—Expiration Date; Extensions; Amendments” on page 66 and in “The Exchange Offer—Procedures for Tendering” on page 68.

9.

We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response. The requested change has been made in “The Exchange Offer—Expiration Date; Extensions; Amendments” on page 66.

Representations on Tendering Old Notes, page 67

10.

Please revise this section and elsewhere as appropriate in the prospectus to state that any party acquiring securities in the exchange offer will acquire the New Notes in the ordinary course of the business of the holder and any beneficial owner.

Response. The requested change has been made in “Summary—The Exchange Offer” on page 2, in “The Exchange Offer—Sale of the New Notes” on page 66 and in “The Exchange Offer—Representations on Tendering Old Notes” on page 67.

Certain Material U.S. Federal Income Tax Consequences, page 123

11.

Please eliminate references to “certain” material U-S. federal income tax considerations for investors and revise to clarify, if true, that the material U.S. federal income tax considerations for the exchange offer have been disclosed.

Response. The requested changes have been made in “Material U.S. Federal Income Tax Consequences” beginning on page 123 and to related cross-references throughout the document.

Mr. Todd K. Schiffman

March 30, 2011

12.	In the first sentence of the bold-face paragraph on page 124, please remove the words “is not tax advice”.

Response. The statement that “[t]his discussion of the material U.S. federal income tax consequences of the exchange of old notes for new notes, and of the ownership and disposition of new notes, is not tax advice” is intended to convey to an investor that the discussion, being general in nature, may not apply to the specific facts of his or her situation and therefore cannot be viewed as “tax advice” regarding that situation. To more clearly convey this point, the sentence has been revised as follows: “[t]his discussion of the material U.S. federal income tax consequences of the exchange of old notes for new notes, and of the ownership and disposition of new notes, does not take into account an investor’s personal tax situation and therefore is not tax advice.” The Company notes that similar language has appeared in numerous recently filed Form S-4 registration statements. See Form S-4 of Bway Holding Company (filed March 11, 2011); Form S-4 of Chemtura Corporation (filed March 9, 2011); Form S-4 of M/I Homes, Inc. (filed March 7, 2011); and Form S-4 of Ensco plc (filed March 3, 2011).

Consolidated Financial Statements (Unaudited), page F-2

13.	Please note the updating requirements for the financial statements and related disclosures pursuant to Rules 3-12 of Regulation S-X.

Response. Please see the response to Comment No. 1 above.

Consolidated Statements of Income, page F-3

14.

We note the large balances of “Other operating expenses” during the periods presented. Please consider providing a break-out of the other operating expenses in the footnotes to the financial statements.

Response. The income statements for all the periods presented now include further breakdown of other operating expenses. Specifically, depreciation and amortization and advertising costs are now reflected as separate line items. Further, Note 6 of the Notes to Consolidated Financial Statements provides details on costs related to the aircraft held for sale, which are included in other operating expenses on the income statements. The Company believes that the income statements and related disclosures now comply with Rule 5-03 of Regulation S-X.

Note 1 – Nature of Business and Significant Accounting Policies, page F-7

Principles of Consolidation, page F-8

15.

We note your disclosure on page F-9 with respect to the various entities you evaluated as potential variable interest entities (VIEs). We further note your disclosure that for the two VIEs which were consolidated that “…equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.” For the two entities that were not determined to be VIEs and therefore not consolidated, i.e. TY Investments and Parker-Young, please tell us the basis for your conclusion and

Mr. Todd K. Schiffman

March 30, 2011

revise your disclosures accordingly.

Response. Parker-Young, LLC (“PY”) is owned 50% by Tracy Young, the Company’s sole member and Chief Executive Officer, and 50% by another individual unrelated to the Company. PY owns a corporate office building. PY currently leases space in the office building to the Company as well as to an unrelated third party. The Company evaluated PY under ASC 810 and determined that it does not have a variable interest in PY. In making this determination, the Company considered the five characteristics of a VIE per ASC 810. PY has sufficient equity investment at risk, both qualitatively and quantitatively. PY has substantive equity, and there are no investor obligations to fund activities nor any guarantees of returns or debt. PY is profitable. There are no unusual arrangements nor any equity interests designed to provide subordinated financial support, and PY has been able to obtain commercial financing on customary terms. The equity holders (Messrs. Parker and Young) have the power to direct all the activities of the entity and hold all voting rights proportionally to their ownership. Finally, Messrs. Parker and Young have the obligation to absorb all expected losses and the right to receive all expected returns. There are no guaranteed returns or caps on residual returns. No events have occurred that would be a reconsideration event per ASC 810 since the initial evaluation. Accordingly, the Company has determined that PY is not a VIE.

TY Investments, LLC (“TY”) is owned 100% by Tracy Young. TY owns various retail properties and two condominiums. TY currently leases ten retail properties and both condominiums to the Company. The Company evaluated TY under ASC 810 and determined that it does not have a variable interest in TY. In making this determination, the Company considered the five characteristics of a VIE per ASC 810. TY has sufficient equity investment at risk, both qualitatively and quantitatively. TY has substantive equity, and there are no investor obligations to fund activities nor any guarantees of returns or debt. TY is generally about break-even, and there is no expectation of losses. There are no unusual arrangements nor any equity interests designed to provide subordinated financial support, and TY has been able to obtain commercial financing on customary terms. The equity holder (Mr. Young) has the power to direct all the activities of the entity and has all voting rights. Finally, Mr. Young has the obligation to absorb all expected losses and the right to receive all expected returns. There are no guaranteed returns or caps on residual returns. No events have occurred that would be a reconsideration event per ASC 810 since the initial evaluation. Accordingly, the Company has determined that TY is not a VIE.

As discussed in the response to Comment No. 1 above, Amendment No. 1 has been updated to include audited financial statements of TMX Finance LLC and affiliates as of and for the fiscal year ended December 31, 2010. Revised disclosure related to this item appears on page F-9 of Amendment No. 1.

Employee Equity Option, page F-12

16.

We note your disclosure stating you measure all liability awards using the intrinsic value method. Per ASC Topic 718-30-35-3, a public entity shall measure a liability award based on the award’s fair value remeasured at each reporting date until the date of

Mr. Todd K. Schiffman

March 30, 2011

settlement. Please tell us why you believe this guidance does not apply to you and why measuring your liability awards at intrinsic value is appropriate.

Response. The Company believes that the guidance in ASC Topic 718-30-35-3 does not apply to it because in this context the Company is a nonpublic entity. Because the Company will only have debt securities trading in a public market and the Company’s Form S-4 registration statement registers only debt securities (and related guarantees) for public sale, pursuant to ASC Topic 718-30-20, the Company meets the definition of a nonpublic entity. Accordingly, pursuant to ASC Topic 718-30-2, the Company has made a policy election to measure liability awards at intrinsic value. The texts of ASC Topics 718-30-20 and 718-30-30-2 are included below for your reference:

“718-30-20

Nonpublic Entity

Any entity other than one that meets any of the following criteria:

a.  Has equity securities that trade in a public market either on a stock exchange (domestic or foreign) or in an over-the-counter market, including securities quoted only locally or regionally

b. Makes a filing with a regulatory agency in preparation for the sale of any class of equity securities in a public market

c. Is controlled by an entity covered by the preceding criteria.

An entity that has only debt securities trading in a public market (or that has made a filing with a regulatory agency in preparation to trade only debt securities) is a nonpublic entity.”

“718-30-30-2 A nonpublic entity shall make a policy decision of whether to measure all of its liabilities incurred under share-based payment arrangements at fair value or to measure all such liabilities at intrinsic value.”

Note 13 – Fair Value Measurement and Fair Value of Financial Instruments, page F-21

17.

We note that the carrying amounts on your senior secured notes and notes payable equal their fair value. Given the fact these are long term notes and appear to be accounted for at cost, please explain to us and revise the document as necessary to explain why the carrying amounts of these notes equal their fair value.

Response. As of September 30, 2010, which is the date of the Company’s unaudited financial statements included in the Registration Statement as originally filed, less than four months had transpired since the Company’s issuance of its long-term senior secured notes. Given the short period of time that had transpired and the fact that the notes are thinly traded and high yield in nature, the Company believes that at September 30, 2010, the pricing of the notes as

Mr. Todd K. Schiffman

March 30, 2011

of their issuance on June 21, 2010 remained the best indicator of fair value. Therefore, there was no difference between fair value and cost at September 30, 2010.

As discussed in response to Comment No. 1 above, Amendment No. 1 has been updated to include audited financial statements of TMX Finance LLC and affiliates as of and for the fiscal year ended December 31, 2010. The Company has updated its determination of the fair value of the notes as of December 31, 2010. Because more time has transpired since the issuance of the notes, there is now more trade history on the notes as well as movement in the overall bond market. Accordingly, the Company has performed a fair value analysis of the notes based on the discounted cash flows using the market yield at December 31, 2010 based on actual trades of the notes and has reflected the results in the Notes to Consolidated Financial Statements. The disclosure, found on page F-24, now reflects a fair value of $293.7 million as compared to a cost of $247.9 million. Additionally, the Company has revised the introductory language to this disclosure accordingly.

Exhibits

18.

In your next amendment, please file as exhibits any agreements you currently deem to be material, including (i) the offer letters for each of Donald E. Thomas, Charles Cole and Otto Bielss as described on pages 58 - 59; and (ii) the real estate leases and servicing agreement between EAL and TMG, as described on page 61. Refer to Item 601(b)(10) of Regulation S-K.

Response. The offer letters for each of Donald E. Thomas, Charles Cole and Otto Bielss, the real estate leases and servicing agreement between EAL and TMG, and an Aircraft Lease Agreement between Avialion and TMG are filed as Exhibits 10.4—22. to Amendment No.1. The Company believes that there are no other material agreements that are required to be filed as exhibits.

19.	Please file an opinion of tax counsel as an exhibit to your next amendment. Refer to Item 601(b)(8) of Regulation S-K.

Response. A form of the requested tax opinion of Alston & Bird LLP is filed as Exhibit 8.1 to Amendment No. 1. Alston and Bird LLP will file its tax opinion as Exhibit 8.1 to the final amendment to the Registration Statement.

Exhibit 5.1

20.

Given the language in the seventh paragraph that the opinion is “as of the date hereof” (February 14, 2011), it will be necessary for counsel to file an opinion dated as of the effective date or to remove the limiting language.

Response. Alston & Bird LLP will re-file its legality opinion as Exhibit 5.1 to the final amendment to the Registration Statement.

Exhibit 23.1

21.	Provide a current consent of the independent accountant in any amendment.

Mr. Todd K. Schiffman

March 30, 2011

Response. Current consents of McGladrey & Pullen, LLP and Dixon Hughes PLLC are filed as Exhibits 23.1 and 23.2 to Amendment No. 1.

If the Staff has any questions regarding the foregoing, please call me at (404) 881-7823.

Sincerely, /s/ M. Hill Jeffries M. Hill Jeffries

cc:	John W. Robinson, III, TMX Finance LLC
Donald E. Thomas, TMX Finance LLC
E. M. Thomas IV, TMX Finance LLC
Robert Parks, TMX Finance LLC
Morris R. Marshburn, McGladrey & Pullen, LLP
Jeffery C. Bryan, Dixon Hughes PLLC
Marvin A. Fentress, Gray & Pannell LLP
David M. Armitage, Bryan Cave LLP
Christopher S. Tuten, Alston & Bird LLP